Exhibit 4.5

SECOND AMENDMENT TO THE

AVON PERSONAL SAVINGS ACCOUNT PLAN

AS AMENDED AND RESTATED

EFFECTIVE JANUARY 1, 2010

THIS SECOND AMENDMENT is made to the Avon Personal Savings Account Plan, as it was amended and restated on January 1, 2010 (the “Plan”), by AVON PRODUCTS, INC., a corporation duly organized and existing under the laws of the State of New York (the “Company”).

INTRODUCTION

The Company wishes to amend the Plan: (1) to clarify that “sick pay” is not disability pay (of any type) and to clarify that sick pay is included in the definition of deferrable compensation under the Plan; and (2) to modify the allocation rules so that Company matching contributions are not automatically first invested in the Avon Stock Fund but instead are first invested in the same manner as participants direct the investment of all other contributions. Amendments are effective as of the dates specified below.

AMENDMENT

NOW, THEREFORE, the Company hereby amends the Plan as follows:

1. By amending clause (2) of the second paragraph under Introduction in its entirety by substituting the following therefor in order to reflect that Company matching contributions are no longer required to be invested in Company stock, effective July 1, 2011:

“(2) providing participants the ability to designate that all or a portion of employer contributions be invested in Company stock in the same proportion that the participants invest their own contributions to allow them to align their interests with the Company’s shareholders.”

2. By deleting Section 1.5(b) in its entirety and by substituting the following therefor to clarify the treatment of sick pay contributions in 2010 (which are distinguishable from any type of disability pay), effective January 1, 2010:

“(b) in determining the amount of contributions made on behalf of an Employee under Plan Section 3 and allocations thereof under Plan Section 4, Annual Compensation includes vacation pay and pay for personal days, holidays, shift-differential, sick pay (as distinguishable from any type of disability pay) and Before-Tax Participant Contributions under the Plan or before-tax contributions made under any other plan sponsored by the Plan Sponsor, including, effective January 1, 2011, payments made to a participant from the Avon Products, Inc. Short-Term Disability Plan, or its successor, and shall also include lump sum awards, variable pay sales incentive bonuses (including gainsharing plan payments), VIP payments under the Variable Incentive Program, overtime and commissions, and premium pay but shall not include severance in any form or other forms of extraordinary remuneration, deferred compensation, disability pay under the Avon Products, Inc. Long-Term Disability Plan, or its successor, other distributions which receive special tax treatment, end of the year bonuses under the Management Incentive Plan and awards under the U.S. incentive plan, and other bonuses;”

3. By adding a new sentence at the end of Section 5.3 to read as follows, effective July 1, 2011:

“Effective July 1, 2011, the Company contributions under Section 3.2 are no longer required to be invested in the ESOP and Participants may elect under Section 5.1 that such contributions be invested in the ESOP or any of the Individual Funds.”

Except as specifically amended hereby, the Plan shall remain in full force and effect as prior to this Second Amendment.

[Signature on next page]

IN WITNESS WHEREOF, the Company has caused this Second Amendment to the amended and restated Plan dated January 1, 2010 to be executed on the date set forth below.

AVON PRODUCTS, INC.

Dated: May 9, 2011	By:	/s/ Lucien Alziari
	Title:	SVP, HR